Exhibit 99.2
2025 Notice of Annual and Special Meeting of Shareholders

When	Items of Business
Tuesday, June 3, 2025 3:00p.m. Pacific time	1.	Receive our 2024 Annual Audited Consolidated Financial Statements
	2.	Elect eight directors for the coming year
Where
In person: Fasken Martineau DuMoulin LLP 550 Burrard Street, Suite 2900 Vancouver, BC, V6C 0A3	3.	Re-appoint KPMG as auditor for the coming year
	4.	Authorize the directors to set the auditor’s pay
Virtually: Computershare virtual meeting platform at meetnow.global/MKKWDW9	5.	Approve an ordinary resolution to amend and restate our Stock Option Plan
	6.	Approve an ordinary resolution to amend and restate our Performance Share Unit Plan
	7.	Approve a non-binding advisory resolution on executive compensation

Eldorado is conducting its Annual and Special Meeting this year in a physical and virtual hybrid format. Additional information on how to attend the 2025 Annual and Special Meeting virtually can be found on page 126.
Your Vote Is Important
You are entitled to receive this notice to vote at our 2025 Annual and Special Meeting of Shareholders (“2025 Meeting”) if you owned common shares of Eldorado Gold Corporation (“Eldorado” or the “Company”) as of the close of business on April 11, 2025 (“the record date” for the 2025 Meeting). Registered shareholders and duly appointed proxyholders (who, if attending virtually, have been properly registered prior to the meeting) will be able to attend, participate and vote at the 2025 Meeting either in person or online. Non-registered beneficial shareholders who have not duly appointed themselves as proxyholder will not be able to attend the 2025 Meeting in person but may attend online as a guest. Guests attending virtually may view the webcast, but will not be able to participate or vote at the 2025 Meeting.
Notice and Access
We are using notice-and-access procedures to deliver our 2025 Meeting materials to shareholders. You are receiving this notice with information on how you can access the Management Proxy Circular (“Circular”) electronically, along with a proxy – or, in the case of non-registered shareholders, a voting instruction form – by which to vote at the meeting or submit your voting instructions.
The Circular, form of proxy, Annual Return Card, Annual Audited Consolidated Financial Statements and associated Management’s Discussion and Analysis (“MD&A”) will be available on our website (www.eldoradogold.com/investors/shareholder-information/shareholder-materials-agm) as of May 2, 2025, and will remain on the website for one full year. You can also access the meeting materials through our public filings on the SEDAR+ website (www.sedarplus.ca) and the United States Securities and Exchange Commission (“SEC”) website (www.sec.gov), under Eldorado’s name.
The Circular contains important information about the meeting, including what is required to attend the meeting in person or virtually. We encourage and remind you to access and review the Circular prior to voting.
The Company will mail paper copies of the meeting materials to those shareholders who had previously elected to receive paper copies. All other shareholders will receive this notice along with a form of proxy or voting instruction form, as applicable. If you received this notice and want to obtain paper copies of the full meeting materials, they can be requested, without charge, by contacting us as follows:

information@eldoradogold.com t: 1 604 687 4018 1 888 353 8166 (toll-free) f: 1 604 687 4026	550 Burrard Street, 11th Floor Vancouver, BC, V6C 2B5 Attention: Corporate Secretary

ELDORADO GOLD | 2025 NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

To receive the Circular in advance of the proxy deposit date and meeting date, requests for printed copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form.
Shareholders can request future copies of the Annual Audited Consolidated Financial Statements and MD&A and/or interim consolidated financial report and MD&A by marking the appropriate box on the Annual Return Card included with this notice, as applicable. All registered shareholders will receive the Annual Audited Consolidated Financial Statements and MD&A.
Submitting Your Vote
If you are a registered shareholder and are unable to attend the meeting either in person or online, please complete the enclosed form of proxy and return it as soon as possible. To be valid, proxies must be returned by 3:00p.m. (Pacific time) on Friday, May 30, 2025, to our transfer agent at:
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, ON, M5J 2Y1
You may also vote by telephone or online by following the instructions on your proxy.
If you are a non-registered shareholder, you should follow the instructions on your voting instruction form in order to submit your voting instructions to your intermediary or its agent. You should submit your voting instructions to your intermediary or its agent as instructed as soon as possible, so that your intermediary or its agent has sufficient time to submit your vote prior to the voting deadline of 3:00p.m. (Pacific time) on Friday, May 30, 2025.
If you have any questions or need assistance completing your form of proxy or voting instruction form, please contact Laurel Hill Advisory Group by telephone at 1 877 452 7184 toll-free in North America, or 1 416 304 0211 outside of North America, or by email at assistance@laurelhill.com.
By order of the Board,
“Karen Aram”

Karen Aram
Corporate Secretary
Vancouver, BC
April 15, 2025

ELDORADO GOLD | 2025 NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS